Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                               September 21, 2021



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9630
                Cboe Vest Enhanced Large Cap Buffered Portfolio
                                 (the "Trust")
                      CIK No. 1865821 File No. 333-258706
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Dear Mr. Cowan:

      We received your additional comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

General
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      1. PLEASE SUPPLEMENTALLY CONFIRM THAT THE 2X FEATURE STILL MEETS THE
DEFINITION OF A UNIT INVESTMENT TRUST UNDER THE INVESTMENT COMPANY ACT OF 1940 ("THE 1940 ACT").

      Response: The Trust confirms that it satisfies the definition of a Unit Investment Trust as specified in section 4 of the 1940 Act.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By   /s/ Daniel J. Fallon
                                            ____________________________
                                                Daniel J. Fallon